Contact

sreeves4@babson.edu

www.linkedin.com/in/
seabrenreeves (LinkedIn)
www.bitzybaby.com/ (Other)
twitter.com/Bitzy_Baby (Other)
www.facebook.com/BitzyBaby
(Other)

Top Skills

CEO

Start-up

Crowdfunding

Languages

French

Certifications

KPI PROFESSIONAL

Notary Public

Amazon Web Services Cloud Practitioner

ITIL Foundation

Certified SAFe® Product Owner / Product Manager

Honors-Awards

National Finalist, SBA InnovateHER Business Challenge

$25K Seed Grant

$5K TechStart Grant

$5K TechStart Grant

$5K TechStart Grant

Patents

Breathable Infant Bedding

Seabren Reeves III

Software Engineering Team Manager | Fractional CFO | Product & Innovation Leader | Patent-Holding Entrepreneur (MBA)

United States

Summary

As a hybrid leader, I bridge the gap between corporate strategy and entrepreneurial execution. I’m passionate about building high-performing teams and fostering a culture of innovation to drive growth.

Experience

Unum

Manager-IT Delivery

May 2023 - Present (3 years 3 months)

Portland, Maine, United States

Manage multiple IT Delivery Teams of FTEs and offshore Contractors, catalyze innovation, leverage AI, and lead high-stakes technology initiatives.

• Venture Leadership: Acted as an internal venture lead by ideating, securing off-cycle funding for, and leading a strategic Test Automation initiative projected to save thousands of testing hours annually.

• Strategic Program Delivery: Led a $4MM corporate priority to launch a new Paid Family Medical Leave (PFML) product, managing the project from ideation to implementation.

• Team Transformation: Drove double-digit improvements in employee engagement by mentoring a veteran team and creating a culture of innovation and continuous improvement. Drive AI use and adoption by Software Engineers, Test Engineers and Business Analyst FTEs and Contractors via CoPilot and own optimization of people management via Nadia.

Reevesly, LLC

President & Co-Founder

2022 - Present (4 years)

Brunswick, Maine, United States

*Fractional CFO-bluShift Aerospace.

*Financial Model Engineering & Consulting-Develop a program of critical business performance analysis/insights, spreadsheet models, and easy to understand consultation that provides the logic behind driver-based financial

modeling from startup or current state, all the way through company valuation and exit.
• Via Maine Technology Institute (MTI) Maine Entrepreneurs Resource Corps (MERC) program, built Business Plan and engineered Financial Model Forecast including Company Valuation and Exit for an alternative energy/EV start-up, and consulted company's executive team to enable raise of $5MM in Series A financing and $500K in MTI Grant Funding.
• Engineered Financial Model Forecast for Babson College Graduate School M&A Professor and owner of a Boston-based PE Firm in order to raise $2MM in Series A financing for a portfolio CPG company, and incorporate strategic plan for executive management.
• Via MTI MERC program, engineered Financial Model Forecast for a Maine-based fashion company and created a data-driven algorithm for Social Media marketing investment optimization.
• Via MTI's Event Sponsorship program, provide Financial Model Forecasting training workshops for ScratchPad Accelerator cohort companies and provide 1:1 consulting on financial planning optimization to achieve specific company strategies.

Liberty Mutual Insurance

8 years 3 months

Product Owner II

August 2021 - May 2023 (1 year 10 months)

Managed the P&L and user experience for a $10B portfolio of Underwriting and Claims BI applications used by 40,000+ global users.
• Internal Venture Creation: Served as Lead Product Owner for a $1M+ Pivotal Labs engagement, building a new AWS cloud-native solution that reduced complex data processing from 3 days to 3 minutes, enabling real-time strategic decision-making for the CEO.
• Product-Led Growth: Drove a 90%+ NPS score by creating a data-driven prioritization framework (RICE) that increased feature delivery by 25% and cut lead time by 50%.

Product Owner I

March 2020 - August 2021 (1 year 6 months)

Dover, New Hampshire, United States

• Business Data Solutions Engineering - Business Intelligence - Underwriting, Claims & Cloud - Global Risk Solutions
• Manage user experience of 1,200+ Underwriters, Claims Handlers, and Actuaries in partnership with 55+ global stakeholders across 20+ markets,

ensuring technical roadmaps are achieved, PIs are planned and delivered, and business objectives and measures are exceeded, through effective prioritization of User Stories within complex Strategic and Technical Epics, and assignment to 20+ FTEs and on-shore and off-shore Contractors across 2 Dev Squads

Principal Systems Admininstrator

January 2019 - March 2020 (1 year 3 months)

Portsmouth, New Hampshire, United States

- Architecture Cloud Services - Global Risk Solutions
- Provided technology services and solutions to support and accelerate Amazon Web Services (AWS) cloud deployment, working in Team Foundations Server, Microsoft Azure DevOps, and AWS

Principal Software Engineer / IT Service Manager (ITSM) Lead Product Owner

March 2015 - December 2018 (3 years 10 months)

Portsmouth, NH

- Application Technology Services - Global Services
- Led $15B + GRS IT Service Management (ITSM) and KPI disciplines to align business and technology, leveraging and consulting on industry best-practices from ITIL and KPI Institute
- Scaled ITSM strategy transformation, leveraging technology capabilities and helping triage IT staff of over 1,000 FTEs and Contractors in 22+ countries to perform major incident analysis/solutioning & problem management according to SLAs
- Designed and consulted on monthly ITSM Technology Services Updates to CIO and Sr. Directors, identifying app and infrastructure problems, trending, and solution opportunities/recommendations
- Created Major Incident process to help ensure successful integration of $3B acquisition of Ironshore
- Helped solution performance issues to resolve 500+ P1 & P2 Major Incidents
- Drove KPI and SLM achievement for 200+ apps, meeting availability and MTTR SLAs

Bitzy Baby®

President & Co-Founder

February 2011 - December 2021 (10 years 11 months)

Brunswick, Maine, United States

o Co-founded (with wife) and scaled a juvenile safety products company from concept to successful market implementation, to make safer and improve the bonding journey between new parent and baby.
• Entrepreneurial Execution: Raised seed capital to commercialize a Utility Patented, industry award-winning breathable crib bumper.
• Business Development & Exit: Led global business development, culminating in the negotiation and signing of a strategic licensing agreement with a VC-backed, $50M company with a 42-country market presence.
• IP Creation: Co-author of multi-national Utility Patents for "Breathable Infant Bedding."

Unum

Various Technology Consulting & Analyst roles
2006 - 2015 (9 years)
Portland, ME

• Led $30M Operations Services workforce planning, supporting resource, financial, application and project portfolio optimization governance/strategy processes, resulting in successful app integration and knowledge transfer of key resource dependencies
• Developed and led resource capacity planning/reporting through analyzing forecasts, actuals and variance, providing management consulting to 25+ IT Operations Delivery Managers on re-forecasting workloads, resulting in annual efficiency gains among 300+ employees
• Collaborated with Sr. Directors and Managers to develop quarterly and annual financial plans and critical success factors via Risk Register (technology/employee), McKinsey Cost Segmentation and Total Cost of Ownership for 800+ apps
• Led continuous improvements and effectiveness of design, configuration, sourcing, analysis, and executive consulting on ITIL services, people management plan to actual forecasting effectiveness optimization, and project delivery status via customized and automated reporting solutions
• Led Gartner Peer Connect partnership and fostered vendor relationships to source industry best-practices and white papers for management consulting
• Technical Project Manager of nearly a dozen strategic projects, leading 10-15-person technical teams
• Aspiring Leaders Program (ALP) graduate (2010), Innovation Challenge Core Team member and Governance Strategy Lead, delivering an employee crowd sourcing ideation and entrepreneurial challenge across IT

United States Senate

Congressional & Legislative Intern
2003 - 2005 (2 years)
Washington, D.C. & Augusta, ME

• Served as liaison to senior-ranking United States Senator Susan Collins (R-ME)
• Managed and resolved constituent cases, in collaboration with federal/non-government entities

Education

Babson College
MBA, Entrepreneurship · (2016 - 2018)

University of Maine at Farmington
BA, BusinessEconomics · (2001 - 2005)

Oxford Brookes University
Semester Abroad, Economics & International Business · (2004 - 2004)